# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WORK Medical Technology Group LTD, CIK 0001929783
CUSIP: G9767H109
Title of class of securities: Ordinary shares, par value $0.0005 per share
Address of issuer's principal executive offices: Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, China (F4), 311208
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057334

## Reporting persons
- LWY GROUP LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 6,250,000; sole dispositive power 0; shared dispositive power 6,250,000; aggregate amount beneficially owned 6,250,000 (42.83% of the class)
  Comment: Represents ordinary shares held by LWY GROUP LTD as of December 31, 2024.
  
  Percentage of class is calculated based on 14,591,942 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.
- Baiming Yu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 6,250,000; sole dispositive power 0; shared dispositive power 6,250,000; aggregate amount beneficially owned 6,250,000 (42.83% of the class)
  Comment: Represents ordinary shares indirectly held by Baiming Yu through LWY GROUP LTD as of December 31, 2024.
  
  Percentage of class is calculated based on 14,591,942 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.

## Item 1. Issuer
Name of issuer: WORK Medical Technology Group LTD
Address of issuer's principal executive offices: Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China 311208

## Item 2. Person Filing
Name of person filing:
LWY GROUP LTD

Baiming Yu

The shares reported herein are directly held by LWY GROUP LTD. Baiming Yu is the sole shareholder of LWY GROUP LTD. Accordingly, Baiming Yu may be deemed to indirectly beneficially own the securities of the Issuer held by LWY GROUP LTD.
Address of principal business office or, if none, residence:
Address of LWY GROUP LTD: 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

Business address of Baiming Yu: Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China 311208.
Citizenship:
LWY GROUP LTD: British Virgin Islands
Baiming Yu: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- LWY GROUP LTD: /s/ Baiming Yu, Baiming Yu/Director (02/20/2025)
- Baiming Yu: /s/ Baiming Yu, Baiming Yu (02/20/2025)